UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Steven E. Trager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,589.5 (1)

	8.	Shared Voting Power 10,356,628 (2)

	9.	Sole Dispositive Power 11,589.5 (1)

	10.	Shared Dispositive Power 10,356,628 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,468,217.5 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 17,014 shares of Class B Common Stock held by the Reporting Person and 1,214.5 shares of Class B Common Stock held in the Reporting Person’s account in the Issuer’s 401(k) plan.  Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis.  Also includes 12,085 shares of Class A Common Stock held in the Reporting Person’s account in the Issuer’s 401(k) plan.

(2)  Includes 7,165,276 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 1,753,796 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. The Reporting Person is trustee of a trust which is a co-general partner of both Teebank and Jaytee.  The Reporting Person is also co-trustee with his mother of a trust which is the other co-general partner of Teebank and Jaytee.  The Reporting Person has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee owned by the latter co-general partner trust.  The Reporting Person is also trustee of certain trusts for the benefit of himself and/or his immediate family members, including his mother, his sister and his two children, which hold limited partnership interests in either or both of Teebank and Jaytee.

Also includes 7,478 shares of Class A Common Stock held by the Reporting Person’s wife and 511,945 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the Reporting Person is a director.

(3)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of July 31, 2020 (18,708,244) plus the securities beneficially owned by the Reporting Person that are currently exercisable for or convertible into shares of Class A Common Stock (1,940,090.5).

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A voting common stock, no par value (“Class A Common Stock”) of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”), whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Amendment No. 2 amends and supplements the statement on Schedule 13D (as previously amended, the “Original Schedule”) filed by the Reporting Person to report his beneficial ownership of Class A Common Stock, filed with the U.S. Securities and Exchange Commission (the “SEC”), which was most recently amended on February 14, 2017. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule. This Amendment amends Items 3, 4, 5, 6 and 7, as set forth below.

ITEM 3.                          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds or other consideration used in the transaction are as described in Item 4, below.

ITEM 4.                          PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule is hereby amended and supplemented by the addition of the following:

The Reporting Person is trustee of two trusts for the benefit of the Reporting Person’s mother (“Trust 1” and “Trust 2”). The Reporting Person has sole power to direct the assets of Trust 1 and Trust 2, including the sole power to vote shares of Issuer stock held by those Trusts.  On August 13, 2020, for estate planning purposes, Trust 1 dissolved and transferred 225 shares of Class A Common Stock and 671,583 shares of Class B Common Stock to Trust 2. Also on August 13, 2020, the Reporting Person’s mother transferred 142,764 shares of Class B Common Stock into Trust 2.

On August 14, 2020, for estate planning purposes, Trust 2 transferred 225 shares of Class A Common Stock and 814,347 shares of Class B Common Stock to Teebank Family Limited Partnership (“Teebank”) in consideration for one (1) Teebank General Partnership Unit and a number of Teebank Limited Partnership Units equal in value to the aggregate value of the shares of Class A Common Stock and Class B Common Stock that Teebank received (less the value of the General Partnership Unit).  The value of the shares of Class A Common Stock and Class B Common Stock was determined using the closing share price on August 14, 2020.  The number and value of Teebank Limited Partnership Units received by Trust 2 will be determined following an appraisal of the value of Teebank as of August 14, 2020.  The appraised value will be partially based on the value of the transferred shares of Class A Common Stock and Class B Common Stock using the closing share price of Class A Common Stock on August 14, 2020. The value of the General Partnership Unit will be determined in the same manner.

ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) through (c) of the Original Schedule is hereby amended and supplemented by the addition of the following:

(a)                                 As of the date of this Amendment No. 2, the Reporting Person may be deemed to beneficially own 10,468,217.5 shares of Class A Common Stock, representing 50.70% of the Issuer’s outstanding Class A Common Stock.

(b)                                 Number of shares to which the Reporting Person has:

(i)                                     Sole power to vote or direct the vote: 111,589.5

(ii)                                  Shared power to vote or direct the vote: 10,356,628

(iii)                               Sole power to dispose or direct the disposition of: 111,589.5

(iv)                              Shared power to dispose or direct the disposition of: 10,356,628

The Reporting Person has the sole voting and dispositive power with respect to 111,589.5 shares of Class A Common Stock.

The Reporting Person has shared voting and dispositive power with respect to 10,356,628 shares of Class A Common Stock, including:

•                  7,165,276 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), a Kentucky limited partnership;

•                  1,753,796 shares of Class B Common Stock held of record by Teebank;

•                  750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), a Kentucky limited partnership; and

•                  168,066 shares of Class B Common Stock held of record by Jaytee.

The Steven E. Trager Revocable Trust and the Jean S. Trager Trust are the co-general partners of Teebank and Jaytee and share dispositive power over the shares of Class A Common Stock owned by Teebank and Jaytee, provided that the Jean S. Trager Trust may not cause Teebank or Jaytee to sell, transfer or otherwise dispose of Class A Common Stock without Mr. Trager’s consent. Steven E. Trager is trustee of the Steven E. Trager Trust.  Steven E. Trager and Jean S. Trager are co-trustees of the Jean S. Trager Trust.  Steven E. Trager owns an option to purchase Teebank and Jaytee general partnership interests owned by the Jean S. Trager Trust.  Steven E. Trager, A. Scott Trager and Sheldon Gilman serve as the voting committee having the power to vote shares of Class A Common Stock owned by Teebank and Jaytee.

The Steven E. Trager Revocable Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

The Jean S. Trager Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Steven E. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and she has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

A. Scott Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Sheldon Gilman is a United States citizen having a business address of Lynch, Cox, Gilman & Goodman, P.S.C., 500 W. Jefferson Street, Suite 2100, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Shelley Trager Kusman is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and she has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

(c)                                  Other than as described in this Amendment No. 2, the Reporting Person has not effected any transactions in shares of the Class A Common Stock or Class B Common Stock during the 60 days preceding the date of this Amendment No. 2.

ITEM 6.                          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Refer to Item 7, below.

ITEM 7.                          MATERIAL TO BE FILED AS EXHIBITS.

99.5                        Amendment to Teebank Limited Partnership Agreement dated as of August 14, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2020	/s/ Steven E. Trager
Steven E. Trager